Mark Crone Managing Partner mcrone@cronelawgroup.com Eleanor Osmanoff Partner eosmanoff@cronelawgroup.com

VIA EDGAR

August 31, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Trade and Services

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Amy Geddes, Lyn Shenk, Rucha Pandit and Donald Field

Re:	Re: JX Luxventure Ltd Form 20-F for Fiscal Year Ended December 31, 2022 Filed May 12, 2023 File No. 001-35715

Ladies and Gentlemen:

On behalf of our client, JX Luxventure Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 17, 2023 (the “Comment Letter”), relating to the above-referenced annual report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Annual Report (“Amendment No. 2”). The Company has previously filed Amendment No. 1 to the Annual Report on May 15, 2023, solely to add the XBRL.

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. All references in this response letter to the Annual Report include the references to Amendment No. 2 to the Annual Report. Page references in the text of this response letter correspond to the page numbers of the Annual Report filed by the Company on May 12, 2023.

Form 20-F for Fiscal Year Ended December 31, 2022

Introductory Notes, page iv

1. We note that your definition of China and the PRC excludes Hong Kong. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. This disclosure may appear in the definition itself or in another appropriate discussion of legal and operational risks applicable to the company.

Response: In response to this Staff’s comment, the Company revised the definition of China and the PRC to include Hong Kong and Macau, for the purposes of this Annual Report.

United States Securities and Exchange Commission

August 31, 2023

Item 3. Key Information, page 1

2. Please disclose prominently that you are not a Chinese operating company but a Marshall Islands holding company with the majority of your operations conducted by your subsidiaries based in Hong Kong and China, and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless. Disclose clearly the entity (including the domicile) in which investors own an interest.

Response: In response to this Staff’s comment, the Company has revised the Annual Report to add the requested disclosure at the outset of Part I, Item 3, and added risk factors under the heading “Risks Related to Our Corporate Structure.”

3. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. This section should address, but not necessarily be limited to, the risks highlighted in the forward-looking information and Risk Factors sections. Lastly, please provide cross-references to a more detailed discussion of the individual risks identified here.

Response: In response to this Staff’s comment, the Company added the requested disclosure near the beginning of Part I, Item 3 of the Annual Report, and included a cross-reference to the risks disclosed in detail under the heading “Risks Related to Doing Business in China.”

4. Provide a description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.

Response: In response to this Staff’s comment, the Company amended the Annual Report to include the requested disclosures near the beginning of Part I, Item 3 and in Item 5 Operating and Financial Review and Prospects expressly stating that no transfers, dividends, or distributions have been made.

United States Securities and Exchange Commission

August 31, 2023

5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets. Please also include this disclosure in Item 5.

Response: In response to this Staff’s comment, the Company has added these disclosures near the beginning of Part I, Item 3 and in Item 5 of the Annual Report.

6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries and investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.

Response: In response to this Staff’s comment, the Company has added these disclosures near the beginning of Part I, Item 3 and in Item 5 of the Annual Report, expressly stating that as of the date of the Annual Report, the Company has not established or maintained any cash management policies that dictate the purpose, amount and procedure of fund transfers among the Company, our subsidiaries, or investors. As of the date of the Annual Report, there have been no cash and asset transfers between the holding company and its PRC subsidiaries.

7. Please revise to provide a summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to this Staff’s comment, the Company has added these disclosures near the beginning of Part I, Item 3 of the Annual Report.

United States Securities and Exchange Commission

August 31, 2023

8. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, explain how you arrived at your conclusion and the basis for your conclusion. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to this Staff’s comment, the Company has added these disclosures near the beginning of Part I, Item 3 of the Annual Report.

9. We note your disclosure starting on page 30 regarding the CSRC’s recent announcement of regulations that outline the terms under which China-based companies can conduct offerings and/or list overseas. Please revise your disclosure here to reflect these recent events and explain how the regulations apply to you and your ability to operate and offer securities.

Response: In response to this Staff’s comment, the Company has revised the Annual Report to include the requested disclosures near the beginning of Part I, Item 3.

A. Operating Results

Comparison of Fiscal Years Ended December 31, 2022, 2021, and 2020 Administrative expenses, page 68

10. We note from your disclosure that the 717.2% increase in administrative expenses is primarily due to the increase in stock-based compensation from $4.4 million to $53.3 million. Please tell us in your response and revise your disclosure to include the facts and circumstances surrounding to the increase, including the type and number of securities issued and purpose of this compensation. Please also include in your revised disclosure whether and how you expect this level of compensation to continue as a known trend. Include a draft of your proposed revised disclosure in your response. Refer to the guidance in Item 303(b)(2)(ii) of Regulation S-K.

Response: In response to this Staff’s comment, the Company revised this disclosure and stated that it does not expect this equity-heavy approach to be an ongoing trend.

Item 5. Financial Review and Prospects Critical Accounting Policies

Revenue Recognition, page 73

11. Please tell us and revise your discussion of revenue from the sale of tourism packages and reselling airline tickets here and in note four to the financial statements to include a more fulsome analysis of why recording revenue on a gross basis as principal is appropriate under IFRS 15.B34 to B38 and related paragraphs. Include an in-depth discussion of your process of procurement and marketing for sale these tourism packages and airline tickets, including from whom you purchase them, to whom you sell them, how long you own tickets on average before selling them, and how you determine which tickets to purchase. You state revenue from reselling airline tickets is recognized when the performance obligation has been satisfied. Please revise to disclose when this is satisfied.

Response: In response to the Staff’s comment, the Company revised this disclosure in Item 5 of the Annual Report.

United States Securities and Exchange Commission

August 31, 2023

7. Segment Reporting, page F-27

12. Please revise your tabular presentation of current and non-current assets to align with your reporting segment presentation. Specifically, please separately present Technology and Cross-board Merchandise.

Response: In response to this Staff’s comment, the Company revised its tabular presentation of current and non-current assets.

13. We note you have presented $10 million in non-current assets as “Unallocated” in the tabular presentation of current and non-current assets. Please confirm our understanding that this relates to the $10 million promissory note received for the sale of your menswear business. If our understanding is correct, please reconcile this presentation as non-current with that on the face of your balance sheet, which includes $3 million of the promissory note as “Long term due within one year” within “Other receivables and prepayments.” In particular, we note the presentation in Notes 22 on page F-36 and 26 on page F-37.

Response: In response to this Staff’s comment, the Company revised the tabular presentation to present the $3 million of current assets and $7 million of non-current assets, which is tied with Note 22.

14. As a related matter, please tell us if and when you received the $1 million payment that was due in November 2022, and the second payment of $2 million that was due in April 2023. If you have not received any of these amounts, please explain to us when you expect to receive them and if you consider these amounts or any other amounts due under this promissory note impaired.

Response: As referenced in Note 22 of the Annual Report, as of April 24, 2023, the first two payments of the principal amount of $3,000,000 have been collected. The additional payments of $1 million and $2 million were received within a few days after April 24, 2023. As these payments were received, we did not make an impairment on the receivable balance.

15. We note that $74.3 million of sales were to customer A. Please supplementally tell us the name of customer A, the nature of their business, and whether they are related to the company or its executives or shareholders. Given the concentration of sales to this customer, please revise your risk factors to include the concentration of sales and credit risk to this customer. Please also supplementally tell us the nature of the business of your major suppliers.

Response: In response to this Staff’s comment, the Company added the name and the nature of the business of Customer A and added a risk factor to include the concentration of sales and credit risk to this customer. It is Hefei Liantuo Tianji E-commence Corporation Ltd., an online airline tickets platform company of 51book.com that is unrelated to the Company, any of our executive officers, directors, or shareholders. The major suppliers of the Company are all Chinese state-owned airline companies.

United States Securities and Exchange Commission

August 31, 2023

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

9. Cost of Revenue, page F-29

16. You disclose that cost of sales includes $78.7 million of outsourced service cost. Please tell us and revise to clarify the nature of these costs.

Response: In response to this Staff’s comment, the Company revised this disclosure stating that the cost of revenue for our travel services comprises the cost of airlinetickets brought from the airline or the cost of services provided by local travel firms or persons and the cost for outsourcing the travelling work to certain travel agencies.

20. Property, Plant, and Equipment, page F-33

17. Please revise the rollforward of Investment Properties on page F-35 to include the year ended December 31, 2022.

Response: In response to this Staff’s comment, the Company revised the rollforward of Investment Properties on page F-35 to include the year ended December 31, 2022.

32.Share Capital and Share Premium, page F-41

18. Please tell us how you considered the potential issuance of common shares on conversion of the preferred shares in your calculation of Earnings Per Share. On page F-42 you disclose, “The Company classified all Preferred Shares as permanent equity in the consolidated balance sheets because they are not redeemable and convertible to common stock of the Company.” Please reconcile that disclosure to your description of them as being convertible in the preceding paragraphs.

Response: In response to this Staff’s comment, the Company added the explanation that the Preferred Shares are recorded initially at fair value, net of issuance costs. The Preferred Shares A, C and D can be converted into 3,030,000 (pre-split) shares of common stock of the Company or 303,000 post-split shares of common stock of the Company. Since the Company was in a loss in 2022, the diluted weighted average shares of the Company and EPS of 2022 did not include the potential conversion effect of these preferred shares.

19. Please revise your tabular presentation to include the number of common shares issuable on conversion of each series of convertible preferred stock.

Response: In response to this Staff’s comment, the Company revised its tabular presentation and included the number of shares of common stock issuable upon conversion of each series of convertible preferred stock.

20. We note from your disclosure in Note 36 on page F-47 that effective on April 26, 2023, the Company’s Common Stock began trading on the Nasdaq Capital Market (“Nasdaq”) on a one-for-ten (1-for-10) reverse-split basis under the current symbol “JXJT” but with a new CUSIP number, and that the EPS figures showed in the financial statements are calculated based on the number of shares after reverse-split. Please tell us whether all share numbers as well as conversion rates have been retrospectively restated to reflect this reverse-split.

Response: The Company confirms that all EPS numbers have been retrospectively restated to reflect the reverse post-split numbers.

United States Securities and Exchange Commission

August 31, 2023

21. Please revise your description of issuance of common shares to include the price per share at which these were issued.

Response: In response to the Staff’s comment, the Company revised the description of the issuance of shares of common stock that includes the price per share.

Please feel free to contact me should you require additional information at (917) 679-5931 or eosmanoff@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff
Eleanor Osmanoff